June 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl Hiller and John Coleman

Re:  Responses to the Securities and Exchange Commission

Staff Comments dated June 2, 2025, regarding

Lithium Argentina AG

Form 20-F filed March 31, 2025

File No. 001-38350

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the June 2, 2025 letter regarding the above-referenced Form 20-F for the Fiscal Year ended December 31, 2024 (the "Form 20-F") of Lithium Argentina AG (the "Company", "we," "our," or "us") filed on March 31, 2025 with the SEC.

The Staff requested a response within ten business days of its written comment letter. The Company hereby requests additional time to provide a response to the written comment letter from the Staff. The Company intends to submit a response on or before June 30, 2025.

If you should have any questions regarding this letter, please do not hesitate to contact the undersigned at alex.shulga@lithium-argentina.com, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376 or guttman.james@dorsey.com.

Sincerely, Lithium Argentina AG

/s/ Alex Shulga
Name: Alex Shulga
Title: Chief Financial Officer

cc:    James Guttman, Dorsey & Whitney LLP